# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Westrock Coffee Company, CIK 0001806347
CUSIP: 96145W103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4009 N. Rodney Parham Rd., Little Rock, Arkansas (AR), 72212
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001034495

## Reporting persons
- James E. Sowell: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 7,091,778; shared voting power 0; sole dispositive power 7,091,778; shared dispositive power 0; aggregate amount beneficially owned 7,091,778 (7.3% of the class)
- Sowell Westrock GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 7,091,778; shared voting power 0; sole dispositive power 7,091,778; shared dispositive power 0; aggregate amount beneficially owned 7,091,778 (7.3% of the class)
- Sowell Westrock, LP: type of reporting person: partnership (PN); sole voting power 7,091,778; shared voting power 0; sole dispositive power 7,091,778; shared dispositive power 0; aggregate amount beneficially owned 7,091,778 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Westrock Coffee Company
Address of issuer's principal executive offices: 4009 N. Rodney Parham Rd., Little Rock, AR 72212

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G is being filed by:

(i) Sowell Westrock, LP ("SWL") as the direct holder 7,091,778 shares of Common Stock of the Issuer;
(ii) Sowell Westrock GP, LLC ("SWG") with respect to the 7,091,778 shares of Common Stock of the Issuer held directly by SWL; and
(iii) James E. Sowell ("Sowell"), with respect to the 7,091,778 shares of Common Stock of the Issuer held directly by SWL.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.
Address of principal business office or, if none, residence: 1601 Elm Street, Suite 3500 Dallas, Texas 75201
Citizenship: SWL and SWG are entities organized in the State of Texas. Sowell is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
7,091,778 shares of Common Stock of the Issuer are held of record by SWL. SWG is the general partner of SWL and as such has voting and investment power over the shares of Common Stock of the Issuer held by SWL. Mr. Sowell is the sole member and manager of SWG. In his capacity as the sole member and manager of SWG, Mr. Sowell may be deemed to exercise voting and investment control over the shares of Common Stock of the Issuer held by SWL.

SWG and Mr. Sowell do not directly own any shares of Common Stock of the Issuer.

For each of the Reporting Persons, the amount beneficially owned is 7,091,778. These shares include a total of 389,409 shares of common stock issuable upon conversion of convertible debt.
Percent of class:
For each of the reporting persons, the percent of class beneficially owned is 7.3%. Percent of Class: 7.3%

The percent of class is calculated using a total of 96,824,910 shares of Common outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
Sole power to vote or to direct the vote: 7091778
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7091778
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- James E. Sowell: /s/ James E. Sowell, /s/ James E. Sowell (11/14/2025)
- Sowell Westrock GP, LLC: /s/ James E. Sowell, /s/ James E. Sowell, Manager (11/14/2025)
- Sowell Westrock, LP: /s/ James E. Sowell, /s/ James E. Sowell, Manager of the General Partner (11/14/2025)